Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank exceeds targets on record full year and solid fourth quarter results

    <<
    Fiscal 2006 Highlights (year over year)
    -   Earnings per share (diluted) of $3.55 rose 13% from $3.15
    -   Net income available to common shareholders of $3,549 million, up from $3,184 million
    -   ROE of 22.1%, versus 20.9%
    -   Productivity ratio of 55.3%, an improvement from 56.3% last year
    -   Annual dividends per share increase of 18 cents or 14% to $1.50

    Fourth Quarter Highlights (versus Q4, 2005)
    -   Earnings per share (diluted) of $0.89, rose 11% from $0.80
    -   Net income available to common shareholders of $890 million, up 11%
        from $803 million
    -   ROE of 21.1%, versus 20.5%
    -   Productivity ratio of 56.9%, versus 57.8%
    -   A further quarterly dividend increase of 3 cents was announced, taking the quarterly dividend per common share to $0.42 cents, payable in January 2007
    >>

    TORONTO, Dec. 8 /CNW/ - Scotiabank exceeded all of its key financial and operational targets in achieving record earnings in 2006, with net income available to common shareholders of $3,549 million. Earnings per share (EPS)
(diluted) were $3.55, in comparison to $3.15 in 2005. Return on equity (ROE)
reached its highest level in recent years at 22.1%, compared to 20.9% last year.
    Scotiabank also delivered solid results for the fourth quarter ended
October 31, 2006, with net income available to common shareholders of
$890 million, up 11% from the same period last year. EPS (diluted) rose to
$0.89, from $0.80 a year ago. ROE was 21.1%.
    "Our strategy of diversifying across businesses and geographies has once again allowed us to achieve record results and exceed all of our key financial targets for 2006," said Rick Waugh, President and CEO. "For the first time, all three business lines - Domestic Banking, Scotia Capital and International
Banking - each contributed more than $1 billion in annual net income. Stable credit quality also contributed to our strong results this year.
    "For the second year in a row, a major contributor to the Bank's success was a substantial increase in assets, which rose 21% to $379 billion. Our overall loan portfolio rose 19% over 2005, led by significant growth in domestic residential mortgages with a solid contribution from the Bank's expanded broker channel, mainly through the acquisition of the mortgage business of Maple Financial Group. Scotia Capital and International Banking
also experienced solid growth in asset levels, with increases in corporate lending, continued strong mortgage growth in Mexico and the impact of acquisitions in Peru and Costa Rica. In addition, Scotiabank added approximately 1.9 million customers during the past year, mainly through acquisitions.
    "Domestic Banking had strong market share gains in several categories and
Scotia Capital had a record year driven by increases in customer activity in the derivatives, fixed income and precious metals markets and a strong contribution from the M&A team.
    "International Banking continues to set us apart from our peers. Revenue rose by 17% compared to 2005, due to contributions from recent acquisitions in
Peru, El Salvador and Costa Rica, the purchase of a consumer lending portfolio in the Dominican Republic, and strong growth in transaction volumes and asset levels in Mexico and the Caribbean.
    "This year's success across all business lines allowed us to earn through a compression in the interest margin due primarily to higher funding costs and the negative impact of foreign currency translation.
    "Our strong capital ratios have enabled us to provide shareholders with two quarterly dividend increases this year, leading to a year-over-year increase of 14%. We intend to continue to use our capital in a disciplined manner to pursue strategic growth opportunities.
    "These results reflect our core strengths of risk management and cost control. We continue to effectively execute the Bank's risk and portfolio management strategies and to achieve an industry-leading productivity ratio.
This year's increase in expenses was carefully targeted at investments needed to ensure future growth in each of our businesses.
    "I am also proud to note that Scotiabank has been named 'Bank of the Year in Canada' for the fourth time in six years by the prestigious international magazine The Banker, based on financial performance, technology innovation and corporate strategy."

    The Bank exceeded all of its key financial and operational objectives this year as follows:

    <<
    1.  OBJECTIVE: Generate growth in EPS (diluted) of 5 to 10% per year. Our year-over-year EPS growth was 12.7%.

    2.  OBJECTIVE: Earn a return on equity (ROE) of 18 to 22%. For the full year, Scotiabank earned an ROE of 22.1%.

    3.  OBJECTIVE: Maintain a productivity ratio of less than 58%.
        Scotiabank's performance was 55.3%.

    4.  OBJECTIVE: Maintain strong capital ratios. At 10.2%, Scotiabank's
        Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.
    >>

    "Looking ahead to 2007, we will continue to achieve sustainable revenue growth through organic growth and strategic acquisitions across our three business lines," Mr. Waugh said.
    "I also want to congratulate our team of talented and hard-working employees for being focused on excellent customer service and strong execution of our strategies. We are proud to be recognized as an employer of choice, and believe that our philosophy of One Team, One Goal ensures we are well-
positioned to continue to achieve strong results for all of our stakeholders again in 2007."

    <<
    Financial Highlights

                                         As at and for the           For the
                                        three months ended        year ended
    -------------------------------------------------------------------------
                                 October     July  October  October  October
                                      31       31       31       31       31
    (Unaudited)                     2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Operating results ($ millions)
    Net interest income (TEB(1))   1,783    1,816    1,581    6,848    6,197
    Total revenue (TEB(1))         2,999    2,989    2,735   11,648   10,726
    Provision for credit losses       32       74       36      216      230
    Non-interest expenses          1,708    1,608    1,579    6,443    6,043
    Provision for income taxes
     (TEB(1))                        334      344      289    1,312    1,173
    Net income                       897      936      811    3,579    3,209
    Net income available to
     common shareholders             890      928      803    3,549    3,184
    -------------------------------------------------------------------------

    Operating performance
    Basic earnings per share ($)    0.90     0.94     0.81     3.59     3.19
    Diluted earnings per share ($)  0.89     0.93     0.80     3.55     3.15
    Return on equity (%)            21.1     22.8     20.5     22.1     20.9
    Productivity ratio (%)
     (TEB(1))                       56.9     53.8     57.8     55.3     56.3
    Net interest margin on total
     average assets (%) (TEB(1))    1.89     1.98     1.97     1.95     2.00
    -------------------------------------------------------------------------
    Balance sheet information
     ($ millions)
    Cash resources and
     securities                  118,878  115,506   93,964
    Loans and acceptances        238,034  225,394  198,581
    Total assets                 379,006  364,981  314,025
    Deposits                     263,914  255,225  217,445
    Preferred shares                 600      600      600
    Common shareholders' equity   16,947   16,468   15,482
    Assets under administration  191,869  180,941  171,392
    Assets under management       27,843   26,550   26,630
    -------------------------------------------------------------------------
    Capital measures
    Tier 1 capital ratio(%)         10.2     10.0     11.1
    Total capital ratio(%)          11.7     11.6     13.2
    Tangible common equity to
     risk-weighted assets(2)(%)      8.3      8.4      9.3
    Risk-weighted assets
     ($ millions)                197,010  190,332  162,799
    -------------------------------------------------------------------------
    Credit quality
    Net impaired loans(3)
     ($ millions)                    570      479      681
    General allowance for
     credit losses ($ millions)    1,307    1,330    1,330
    Net impaired loans as a %
     of loans and acceptances(3)    0.24     0.21     0.34
    Specific provision for
     credit losses as a % of
     average loans and
     acceptances (annualized)       0.16     0.13     0.16     0.13     0.14
    -------------------------------------------------------------------------
    Common share information
    Share price($)
      High                         49.50    47.24    44.22    49.80    44.22
      Low                          45.36    41.55    40.31    41.55    36.41
      Close                        49.30    45.55    42.99
    Shares outstanding (millions)
      Average (Basic)                989      988      995      988      998
      Average (Diluted)            1,000      999    1,008    1,001    1,012
      End of period                  990      988      990
    Dividends per share ($)         0.39     0.39     0.34     1.50     1.32
    Dividend yield (%)               3.3      3.5      3.2      3.3      3.3
    Dividend payout ratio(4) (%)    43.3     41.5     42.1     41.8     41.4
    Market capitalization
     ($ millions)                 48,783   45,022   42,568
    Book value per common
     share ($)                     17.13    16.66    15.64
    Market value to book
     value multiple                  2.9      2.7      2.7
    Price to earnings multiple
     (trailing 4 quarters)          13.7     13.0     13.5
    -------------------------------------------------------------------------
    Other information
    Employees                     53,251   52,232   46,631

    Branches and offices           2,191    2,147    1,959
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The adjustment that changes GAAP measures to taxable equivalent basis
        (TEB) measures is discussed in footnotes (2) and (3) of the Business
        Line Review section set out below.
    (2) Represents common shareholders' equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.
    (3) Net impaired loans are impaired loans less the specific allowance for credit losses.
    (4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

    >>

    Review of Operating Performance

    Full-Year Review

    Net income

    Scotiabank again achieved record results in 2006 and exceeded all of its key financial and operational targets, with net income available to common shareholders of $3,549 million, 12% higher than last year. Asset growth was robust, acquisitions in Central and South America made a solid contribution to earnings, and credit quality remained stable. These positive impacts were partly offset by lower interest margins and the negative impact of foreign currency translation.

    Total revenue

    Total revenue (on a taxable equivalent basis) was $11,648 million in
2006, an increase of $922 million or 9% from the prior year. Before the impact of foreign currency translation and acquisitions, the Bank's revenues grew by
$868 million or 8%, reflecting growth across all business lines. Domestic
Banking had higher revenues due to solid growth in asset volumes and higher wealth management revenues. There were strong results from International
Banking, especially in Mexico and the Caribbean. Scotia Capital revenues were up by 10% on the strength of record trading results and higher corporate banking revenues. These improvements were partially offset by lower net gains on the sale of investments, and the negative effect of foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in countries in which the Bank operates.

    Net interest income

    Net interest income on a taxable equivalent basis was $6,848 million in
2006, up $651 million or 11% over last year. Excluding the negative impact of
$202 million due to foreign currency translation, net interest income rose
$853 million or 14%.
    The Bank's net interest margin (net interest income as a percentage of average assets) was 1.95% in 2006, down from 2.00% last year.
    Canadian currency net interest income was $3,995 million in 2006, an increase of $341 million or 9% from the prior year. This was driven by continued strong growth in personal lending and deposits, including the impact of the acquisitions of the mortgage business of Maple Financial Group and the
Canadian operations of the National Bank of Greece. Average retail loan balances rose by 11%. This increase was partly offset by a compression of the interest profit margin due to higher funding costs, caused by a number of factors: strong retail asset growth has exceeded retail deposit growth, with the difference being funded by more expensive wholesale deposits; rising interest rates; and a flat yield curve. These negative factors were partially offset by an increase in tax-exempt dividend income.
    Foreign currency net interest income was $2,853 million this year,
$310 million above 2005, despite a $202 million negative impact due to foreign currency translation. Excluding this impact, net interest income rose by
$512 million or 20%. This reflected the impact of the acquisitions in Peru this year, as well as the full year impact of the acquisition of Banco de
Comercio in El Salvador. There was continued strong asset growth in
International Banking, particularly in Mexico and the Caribbean and Central
America. Scotia Capital assets also increased due to loan growth in the U.S., as well as the purchase of asset-backed retail auto loans from General Motors
Acceptance Corporation (GMAC), a significant provider of auto financing in the
U.S. The positive impact of this broad-based asset growth was partially offset by a decrease in the interest margin. High levels of liquidity and competition generally have combined to put downward pressure on corporate banking spreads.
This was partly offset by an increase in interest recoveries in the U.S. and
Europe. The margin in the Caribbean and Central America also fell slightly, reflecting the impact of rising U.S. dollar interest rates in a number of jurisdictions.

    Other income

    Other income was $4,800 million in 2006, an increase of $271 million or
6% from 2005, notwithstanding a reduction of $138 million from foreign currency translation. Excluding this impact, year-over-year growth was
$409 million or 9%, due in part to acquisitions, particularly in Peru.
    Credit card and mutual fund fees both set records in 2006, and there were increases in revenues from deposit and payment services, and investment management, brokerage and trust services. Trading revenues set a record in
2006, driven by growth in fixed income and precious metals trading. Scotia
Capital also recorded higher M&A and institutional brokerage fees. These gains were partially offset by lower realized gains on investment securities, a decline in credit fees and reduced underwriting fees due to a weaker new issue market.

    Non-interest expenses

    Non-interest expenses were $6,443 million in 2006, an increase of
$400 million or 7% from last year; approximately $260 million of the increase was due to acquisitions. Excluding the impact of these acquisitions, and the positive impact of foreign currency translation of $136 million, non-interest expenses were $280 million or 5% higher than 2005 levels.
    Salaries and employee benefits were $3,768 million in 2006, up $280 million or 8% from last year. Excluding the impact of acquisitions and foreign currency translation, salaries increased 6%, reflecting normal growth in employee salaries, and an increase in branches and staff in Canada and Mexico.
Performance-based compensation was also higher, reflecting stronger trading revenues in Scotia Capital and an accelerated recognition of stock-based compensation for retirement-eligible executives as a result of a change in an accounting standard. Pensions and other employee benefits rose by $63 million, due mainly to higher medical and dental costs and acquisitions.
    Premises and technology expenses were $1,214 million in 2006, an increase of $66 million or 6% from last year. The higher premises costs reflected acquisitions and new branches. Technology expenses increased by $30 million or
6% as the result of a variety of new initiatives to drive revenue growth in
Canada, Mexico and the Caribbean, as well as higher processing costs due to increased business volumes.
    The rise in expenses was partly offset by a recovery of Value Added Tax of $51 million in Mexico this year.
    The Bank's productivity ratio - a measure of efficiency in the banking industry - was 55.3%, and remained better than our target of 58%. The ratio improved from 56.3% last year as we had positive operating leverage, with 9%
revenue growth versus 7% expense growth.

    Taxes

    The provision for income taxes was $872 million in 2006, an increase of
$25 million or 3% over last year. This resulted from growth of 10% in pre-tax income, mitigated by an increase in the income from foreign subsidiaries with lower tax rates, and higher tax-exempt dividend income. Scotiabank Mexico had higher income and continued to benefit from the utilization of previously unrecognized tax loss carryforwards. The Bank's overall effective tax rate for the year was 19.2%, down from 20.5% last year.

    Non-controlling interest

    The deduction for non-controlling interest in subsidiaries was
$98 million in 2006, an increase of $27 million from 2005, reflecting the acquisitions in Peru and higher earnings in Mexico and the Caribbean and
Central America.

    Risk Management

    Credit risk

    In 2006, the total provision for credit losses was $216 million, an improvement from $230 million in 2005. The specific provision for credit losses of $276 million was basically unchanged from 2005, and reflects continued strong credit conditions throughout 2006.
    Domestic Banking provisions were up slightly from last year, reflecting stable credit conditions in both the retail and commercial portfolios.
Specific provisions of $60 million in the International Banking portfolios were down $10 million from last year, as a result of lower provisions in the commercial portfolios, which were partially offset by higher retail provisions. Scotia Capital had a slightly lower net recovery in 2006.
    The general allowance for credit losses was $1,307 million at October 31,
2006, a net reduction of $23 million from a year ago, and represents 0.66% of risk-weighted assets. The Bank considers the impact of a number of factors, including macroeconomic factors, in determining the level of general allowance for credit losses. Certain of these macroeconomic factors improved or stabilized towards the end of the year. As a result of such favourable trends, as well as a continuation of favourable credit conditions, the general allowance was reduced by $60 million, resulting in a reduction in the provision for credit losses in the Consolidated Statement of Income. This was partially offset by an increase of $37 million arising from the acquisitions in Peru.
    Net impaired loans, after deducting the specific allowance for credit losses, were $570 million at October 31, 2006, a significant decrease of
$111 million from a year ago. There was a substantial decline of $255 million in Scotia Capital, partially offset by an increase of $62 million in Domestic
Banking and $82 million in International Banking.

    Market risk

    Market risk in the Bank's trading activities remained fairly modest with an average one day Value at Risk (VAR) of $8.9 million in 2006, compared to
$7.6 million in 2005. In the fourth quarter, VAR increased to an average of
$10.1 million from $9.2 million in the third quarter. The year-over-year increase resulted from increased equity exposure, while the
quarter-over-quarter increase stemmed from higher interest rate risk and reduced equity risk. Trading revenue was positive on more than 90% of the trading days during the year, compared to 95% in 2005. During the year, the largest single day loss was $7.6 million.

    Liquidity risk

    Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Liquidity risk is controlled by policies and limits with respect to cash flow gaps over specified periods and minimum holdings of core liquidity that can generally be sold or pledged to meet the Bank's obligations. As at October 31, 2006, total liquid assets held by the Bank were $98 billion (2005 - $82 billion), equal to
26% of total assets, unchanged from the previous year.

    Balance sheet

    The Bank's total assets at October 31, 2006, were $379 billion, up
$65 billion or 21% from last year, or $71 billion excluding the impact of foreign currency translation. This was primarily from growth in retail and commercial loans, as well as securities.
    The Bank's loan portfolio grew $38 billion or 19%. Domestic residential mortgages led this growth with a $16 billion increase before securitization of
$4 billion, reflecting a strong domestic economy, and the continued focus by the Bank on its sales and service program. The Bank's expanded broker channel contributed $5 billion to the residential mortgage growth during the year, mainly through the acquisition of the mortgage business of the Maple Financial
Group. Mortgage balances also rose in International Banking due to acquisitions in Central and South America, and strong organic growth. Personal loans increased $4 billion from last year, with $1 billion due to the
ScotiaLine product. Residential mortgages and retail loans now make up 56% of total loans, compared to 42% five years ago.
    Business and government loans increased $14 billion from last year. Loans in Scotia Capital were up $7 billion, mainly in corporate lending. This included the purchase of a $1 billion precious metal loans portfolio by
ScotiaMocatta, further strengthening its position as a global leader in bullion sales and trading. In International Banking, business and government loans increased in most locations, with Latin America up $2 billion, mainly from acquisitions in Peru and Costa Rica.
    Securities increased by $22 billion from last year. Investment securities were up $10 billion, due primarily to the purchase of U.S. retail automotive asset-backed securities, structured with GMAC. Trading securities were
$12 billion higher than last year, mainly in Scotia Capital, to support customer-driven activity and trading operations.
    As at October 31, 2006, the surplus of the market value over book value of the Bank's investment securities was $1,001 million, down $34 million from last year.
    Total liabilities were $361 billion as at October 31, 2006, an increase of $64 billion or 21% from last year, or $69 billion, excluding the impact of foreign currency translation.
    Personal deposits increased by $9 billion, led by $4 billion growth in domestic personal GICs and $3 billion from acquisitions made in 2006. Business and government deposits were up $32 billion, primarily to fund the Bank's strong asset growth in 2006.
    Obligations related to repurchase agreements are another source of wholesale funding and increased $7 billion in 2006.
    Total shareholders' equity rose $1.5 billion in 2006. The increase was primarily from a high level of internally generated capital of $2.1 billion, partially offset by the cost of share repurchases and the net unrealized foreign currency translation losses arising from the stronger Canadian dollar.

    Capital management

    The Bank's capital base continued to be strong, with a tangible common equity (TCE, as defined under Financial Highlights above) ratio of 8.3%, down
100 basis points from 9.3% in 2005, due to acquisitions and organic asset growth. The Bank's TCE continues to be strong compared to the other major
Canadian banks.
    The Bank's Tier 1 ratio was 10.2%, down from 11.1% at the end of 2005.
Tier 1 capital rose by $2 billion, which includes net growth in retained earnings of $1.7 billion and the issuance of $750 million of Scotiabank Trust
Securities, Series 2006-1. The decline in the Tier 1 ratio was due primarily to higher risk-weighted assets, driven by strong growth in loans and mortgages, including the impact of acquisitions made during the year. Partly offsetting the growth in Tier 1 capital were an increase of $375 million in goodwill associated with the Bank's acquisitions in 2006 and the net
$360 million increase in cumulative unrealized foreign currency translation losses, due to the strengthening of the Canadian dollar.
    In January 2006, the Bank renewed its normal course issuer bid on the
Toronto Stock Exchange to buy back up to 50 million common shares at prevailing market prices. In fiscal 2006, 7.6 million common shares were repurchased at an average price of $45.71 per share. During 2005, 26.1 million shares were repurchased at an average price of $40.51 per share. The normal course issuer bid is expected to be renewed upon its expiry on January 5,
2007, although the maximum share purchase level will likely be reduced.

    Fourth Quarter Review

    Net income

    Net income available to common shareholders was $890 million in the fourth quarter, an increase of $87 million or 11% from the same quarter last year, despite a negative impact of $27 million from foreign currency translation. Excluding this impact, net income available to common shareholders rose by $114 million or 14% over last year. The year-over-year increase reflected the impact of several acquisitions as well as widespread growth in retail volumes and other income in both Domestic and International
Banking and higher trading revenues. These were partly offset by margin compression and lower net gains on the sale of investment securities.
    Net income available to common shareholders was $38 million below last quarter's record level. The decrease was due primarily to three factors:
higher expenses, due mainly to the recovery of $51 million of Value Added Tax
(VAT) in Mexico last quarter; lower net interest income, due primarily to the negative impact of a change in the mark-to-market value of non-qualifying derivatives; and lower net investment gains. Partially offsetting these factors were lower credit losses, due to a $60 million (pre-tax) reduction in the general allowance for credit losses, and higher trading revenues.

    Total revenue

    Total revenue (on a taxable equivalent basis) was $2,999 million in the fourth quarter, an increase of $264 million or 10% over the same quarter last year, notwithstanding a negative foreign currency translation impact of
$71 million or 3%. Quarter over quarter, total revenue rose by $10 million.

    Net interest income

    Net interest income (on a taxable equivalent basis) was $1,783 million in the fourth quarter, an increase of $202 million or 13% over the same quarter last year, but $33 million below the third quarter.
    The Bank's net interest margin was 1.89% in the fourth quarter, a decrease of eight basis points from last year, and nine basis points below last quarter.
    Canadian currency net interest income was $1,025 million in the fourth quarter, an increase of $79 million or 8% over the same quarter last year.
Substantial growth in average retail volumes, including the impact of the acquisitions of the mortgage business of Maple Financial Group and National
Bank of Greece (Canada), was partially offset by a narrower margin. Quarter over quarter, net interest income declined by $20 million or 2%, reflecting a negative $34 million impact of a change in the mark-to-market value of non-
qualifying derivatives used for asset liability management.
    Foreign currency net interest income was $758 million in the fourth quarter, an increase of $123 million or 19% over the same quarter last year, despite a negative $47 million impact from foreign currency translation.
Excluding this impact, foreign currency net interest income rose by
$170 million or 27% over last year as a result of acquisitions in Peru and higher retail assets in Mexico and the Caribbean. This quarter's net interest income declined $13 million from last quarter, due partly to lower interest recoveries in Corporate Banking.

    Other income

    Other income was $1,216 million in the fourth quarter, an increase of
$62 million or 5% from the same quarter last year, due largely to the impact of various acquisitions, especially Peru, and widespread growth from retail products and services. This was partially offset by lower gains on the sale of investment securities and a negative $24 million impact from foreign currency translation.
    Quarter over quarter, other income rose by $43 million, due mainly to higher trading, securitization, and investment management and trust revenues.
Partially offsetting these factors were lower gains on the sale of investment securities and credit fees.

    Credit Risk

    The provision for credit losses was $32 million in the fourth quarter, compared to $36 million in the same period last year and $74 million in the previous quarter. This quarter's provision comprised $92 million in specific provisions and a reduction of $60 million in the general allowance for credit losses.
    The specific provision for credit losses of $92 million in the fourth quarter was up from $81 million in the fourth quarter of last year and
$74 million in the previous quarter.
    Scotia Capital had a net provision of $26 million in the fourth quarter compared to net recoveries of $7 million in the fourth quarter of last year and net recoveries of $19 million in the previous quarter. During the fourth quarter, provisions were taken in the U.S. and European portfolios. As well, the overall level of recoveries declined in the fourth quarter.
    In Domestic Banking, overall credit quality remained strong, with specific provisions of $58 million, down from $69 million in both the same period last year and the prior quarter. Quarter-over-quarter improvements were seen in both the commercial and retail portfolios.
    Specific provisions in International Banking of $8 million in the fourth quarter were down from $24 million in the previous quarter, and $16 million in the fourth quarter last year. The decrease from last quarter was due to lower provisions in the Caribbean.
    The general allowance for credit losses was reduced by a net $23 million in the quarter. This was composed of a $60 million reduction from the continuing favourable credit quality of the portfolio and favourable credit conditions, partly offset by a $37 million increase as a result of the consolidation of the acquisitions in Peru. In the fourth quarter of 2005, the general allowance was reduced by $45 million.
    Total net impaired loans, after deducting the allowance for specific credit losses, were $570 million as at October 31, 2006, an increase of
$91 million from last quarter, due to net formations in each business line, which were partially offset by the specific provision for credit losses.

    Non-interest expenses and productivity

    Non-interest expenses were $1,708 million in the fourth quarter, an increase of $129 million or 8% over the same quarter last year, due mainly to acquisitions, partially offset by a positive impact of $34 million from foreign currency translation. Excluding these factors, expenses rose by 5%.
    Quarter over quarter, non-interest expenses grew $100 million, due mainly to the $51 million VAT recovery in Mexico last quarter, as well as higher remuneration, technology and advertising expenses.
    The Bank's productivity ratio was 56.9% this quarter, compared to 57.8%
in the same quarter last year, and 53.8% last quarter.

    Taxes

    The Bank's effective tax rate was 18.0% in the fourth quarter, a 240 basis point decrease from the same quarter last year and 220 basis points below the previous quarter. These declines were due mainly to higher income from tax-exempt securities and higher levels of earnings from foreign subsidiaries with lower tax rates.

    Non-controlling interest

    The deduction for non-controlling interest in subsidiaries was
$28 million for the quarter, up $8 million from the same period last year, and
$1 million above last quarter, due to higher levels of earnings in majority-
owned subsidiaries.

    Dividend

    The Board of Directors, at its meeting on December 8, 2006, approved a quarterly dividend of 42 cents per common share, an increase of 3 cents, payable on January 29, 2007, to shareholders of record as of January 2, 2007.
This will be 16.7% higher than the quarterly dividend paid January 2006, and continues the Bank's long record of dividend increases.

    Outlook

    U.S. short-term interest rates are expected to edge lower by next summer as the inflationary fallout from energy and housing markets subsides, though overseas central banks are likely to retain a more cautious bias. Currency markets should remain prone to bouts of volatility, given the persistence of large international payments imbalances and geopolitical uncertainty.
    The Canadian economy is likely to receive support in the months ahead from additional fiscal stimulus and, later in 2007, lower interest rates. The resource-rich regions should continue to outperform, though many industries will remain challenged by low-cost offshore producers, moderating U.S. growth, and a still-strong Canadian dollar.
    Moderating growth in the U.S. will help relieve inflationary pressures in key commodity markets, even though China, India and other emerging powerhouses will continue to record robust economic gains. Solid performances are also expected in Mexico and many other nations in Latin America where the Bank has substantial operations.

    Notwithstanding some challenges, we see a number of opportunities to grow in terms of sustainable revenue, and we are confident in our ability to continue to achieve strong results. For 2007, we have established the following objectives:

    <<
    -   Earnings per share growth - 7-12%
    -   ROE - 20-23%
    -   Productivity ratio of less than 58%
    -   Maintain strong capital ratios and credit ratings.
    >>

    Business Line Highlights

    Domestic Banking

    Full Year

    Domestic Banking reported net income available to common shareholders of
$1,279 million in 2006, $26 million or 2% higher than last year, with a return on equity of 27.8%. Domestic Banking accounted for 36% of the Bank's total net income. Results included solid performances in wealth management and commercial banking. Strong asset and deposit growth in retail and small business banking was largely offset by margin compression. In addition, we had solid customer retention and a 3% year-over-year increase in our customer base.

    Average assets grew 11% in 2006. This was led by a substantial increase in residential mortgage balances (before securitization) of $10 billion or
13%. This mortgage growth included $2 billion from the acquisition of the mortgage business of Maple Financial Group. There were substantial market share gains in mortgages, which rose 136 basis points from last year, and market share in total personal lending was up a strong 82 basis points, due primarily to acquisitions. There was also strong year-over-year growth of 14%
in personal lines of credit.
    Retail and small business deposits grew $6 billion or 8%, due mainly to an increase in term deposit balances, which led to an industry-leading gain in personal deposit market share of 48 basis points from last year. Commercial deposits, including Money Master for business(TM), rose 15%, continuing the double-digit growth trend of the past several years. There were good market share gains in business accounts over the last year, up 15 basis points.
    In Wealth Management, assets under administration rose 6% to
$117 billion. Net asset inflows from new customers, continued growth in our share of customers' investment business, and market-driven gains contributed to this growth.
    Total revenues were $5,617 million, up $222 million or 4% from last year.
Net interest income increased by $106 million to $3,682 million in 2006, as a result of strong volume growth in assets and deposits. The net interest margin declined by 20 basis points year over year to 2.70%, largely reflecting higher funding costs caused primarily by rising interest rates and a flattening of the yield curve. In addition, the strong retail asset growth, both organic and through acquisitions, has exceeded deposit growth, with the difference funded by more expensive wholesale deposits.
    Other income for the year was $1,935 million, an increase of $116 million or 6%, driven primarily by higher wealth management revenues and increases in retail and small business banking activities.
    Non-interest expenses of $3,469 million remained controlled in 2006, up
$173 million or 5% from last year. The increase was due mainly to the impact of the acquisitions and growth initiatives, as well as higher volume-related expenses, including credit card rewards, mortgage acquisition fees and mutual fund trailer fees. As well, performance-based compensation rose, reflecting higher retail brokerage volumes and other revenue-based growth.
    Provisions for credit losses were $279 million in 2006, a slight increase of $5 million compared to last year. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances improving two basis points from last year to 20 basis points. Furthermore, the consumer loan portfolio is 90% secured. Credit quality in the commercial portfolio remained solid, and provisions rose slightly in 2006.

    Fourth Quarter

    Domestic Banking had a solid quarter. Net income available to common shareholders for the fourth quarter was $335 million, an increase of
$9 million or 3% from the same quarter last year. Quarter over quarter, net income rose $16 million or 5% due to strong growth in assets and deposits, as well as increased wealth management fees and lower credit losses.
    Net interest income increased $28 million or 3% year over year, due primarily to strong asset and deposit growth partly offset by a decline in the net interest margin. Retail assets before securitization rose 14%, primarily from growth of $14 billion or 18% in residential mortgage balances and the acquisition of the mortgage business of Maple Financial Group. Quarter over quarter, net interest income rose by $25 million.
    Other income grew by $24 million or 5% from last year, primarily from higher mutual fund revenues. Compared to the last quarter, other income rose
3%, due to increased brokerage revenues.
    Overall credit quality remained stable. In the fourth quarter, provisions for credit losses were $58 million, down $11 million from last year and last quarter.
    Non-interest expenses rose $42 million or 5% from the same quarter last year, due mainly to higher average staffing as a result of the acquisitions and growth initiatives, normal salary increases and performance-driven compensation in line with revenue growth. Expenses rose 4% quarter over quarter, due mainly to the acquisitions of Maple Financial Group and the
National Bank of Greece (Canada), higher stock-based compensation related to share price appreciation, performance-based compensation and the timing of spending on initiatives.

    <<
    Other Domestic Banking highlights:

    -   Scotiabank scored first among Canada's five major banks in six of 11 categories, including valuing customers' business, staff service in the branch, customers recommending their bank to family and friends, and value for money, in the annual Synovate Customer Service Index study, solidifying our status as a leader in in-branch service.

    -   We continue to introduce new, innovative products and services to help our customers become financially better off:

        -  During the quarter, Domestic Banking launched the Scotia One
           Unlimited account. This market-leading account features unlimited transactions, through multiple channels (such as ABMs, online banking and debit cards), for a low monthly fee of $9.95.
        -  Scotiabank was the first major Canadian financial institution to offer 100% mortgage financing with the innovative Scotia 100%
           Mortgage Program. Specifically designed to help first-time residential homebuyers purchase their home sooner with maximum choice and flexibility, it offers 100% mortgage financing through a full range of competitively priced mortgage products and terms.
           All mortgages under the program are insured.
        -  To further enhance the Bank's comprehensive private client service offering, Scotiatrust launched the Aqueduct Foundation, a unique charitable foundation that provides donors with opportunities to direct and plan significant donations.
    >>

    International Banking

    Full Year

    International Banking's net income available to common shareholders in
2006 was a record $1,054 million, an increase of $254 million or 32% from last year. This strong growth was achieved notwithstanding the significant negative impact of foreign currency translation. Excluding this impact, net income rose
$319 million or 40% year over year. International Banking accounted for 30% of the Bank's total net income. Return on equity increased to 23.4%, up from
21.6% last year.
    The most significant contributors to earnings growth were Mexico, the
Caribbean and Central America, and our acquisitions in Peru. Mexico's net contribution increased 62% year over year, due mainly to strong loan growth, higher retail banking revenues and the recovery of $51 million of Value Added
Tax (VAT). Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in El Salvador, Costa Rica and the Dominican
Republic, as well as strong organic loan growth and higher credit card revenues.
    Average assets increased 11% during the year to $56 billion. Excluding the increase resulting from acquisitions and the negative impact of foreign currency translation, retail loan growth was very strong at 24%. Growth in outstanding credit card balances was particularly robust, up 38%, spread across the division. Commercial loan growth was a solid 16%, with increases in the Caribbean and Central America, Asia and Mexico. Growth in low cost savings deposits was also strong at 11%, as deposit balances rose in most Caribbean countries and Mexico.
    Total revenues were $3,245 million in 2006, an increase of $483 million or 17% from last year. Excluding the negative impact of foreign currency translation, revenues increased $684 million or 25%.
    Net interest income was $2,306 million in 2006, an increase of
$337 million or 17% from last year, despite a negative foreign currency translation impact of 7% or $144 million. The increase was a result of very strong organic loan growth across the division, as well as the impact of our acquisitions in Peru, the Caribbean and Central America. Margins were up from last year, driven by an increase in the margin in Mexico and our acquisitions in Peru.
    Other income increased $146 million or 18% year over year to
$939 million. Excluding the negative impact of foreign currency translation, the growth was very strong at 26%, partly as a result of our acquisitions in
Peru, the Caribbean and Central America. In addition, there was strong growth in Mexico, the Caribbean and Asia. Partially offsetting these increases were lower gains on the sale of emerging market securities, and gains on sales of business operations and other assets realized in 2005.
    The provision for credit losses was $60 million in 2006, down 15% from last year. Lower provisions in Mexico, the Caribbean and Chile were partly offset by higher provisions in Asia.
    Non-interest expenses were $1,927 million in 2006, up 13% or $215 million from last year. Excluding the favourable impact of foreign currency translation and the impact of our acquisitions in Peru, the Caribbean and
Central America, expense growth was 7%. This reflects higher technology and compensation expenses in the Caribbean and Central America to support ongoing business growth initiatives. Partly offsetting were lower litigation fees and a 2006 recovery of $51 million of VAT in Mexico.

    Fourth Quarter

    International Banking's net income available to common shareholders in the fourth quarter of 2006 was $268 million, a substantial increase of
$94 million or 54% from the same period last year. Excluding the negative impact of foreign currency translation of $16 million, net income rose
$110 million or 63%. The increase was due primarily to strong growth in all regions, with the highest growth emanating from Mexico, Asia and our acquisitions in Peru. Compared with last quarter, net income decreased
$17 million or 6%, due to the VAT recovery in Mexico last quarter. Net income increased $34 million or 14% before the impact of this item, reflecting higher earnings in Peru, Asia and Chile.
    Average asset volumes increased $8 billion or 16% from last year.
Excluding the $4 billion negative impact of foreign currency translation and
$5 billion from the acquisitions in Peru and Costa Rica, volumes grew $7 billion or 13%. Retail loans grew 27%, driven by 42% growth in credit cards,
24% growth in mortgages and 28% growth in other retail. Commercial loans also increased a substantial 18%, due to strong growth in Asia, and the Caribbean and Central America. Compared with last quarter, average assets increased
$2 billion or 3%, due to strong growth in the Caribbean and Central America, related partly to our acquisition of Corporacion Interfin in Costa Rica, as well as growth in Asia.
    Total revenues were $895 million in the fourth quarter, an increase of
$187 million or 26% from last year and $51 million or 6% from last quarter.
Adjusting for foreign currency translation, the year-over-year growth was
$238 million or 34%. All regions contributed to the strong year-over-year growth. The quarter-over-quarter growth was primarily due to increases in
Peru, the  Caribbean and Central America, and Asia.
    Net interest income was $628 million this quarter, up $122 million or 24%
from the same period last year. Excluding the negative impact of foreign currency translation and the impact of the acquisitions in Peru, net interest income increased $82 million. This growth was due mainly to higher retail loan volumes in the Caribbean and Central America and Mexico, and higher commercial loans in the Caribbean and Central America and Asia. Compared to last quarter, net interest income increased $21 million or 3%, due primarily to Peru, and the Caribbean and Central America.
    Other income of $267 million this quarter was up $65 million or 32% from the same quarter last year. Excluding the negative impact of foreign currency translation and the impact of the acquisitions in Peru, other income increased
$39 million or 19%. This is due primarily to widespread growth in the
Caribbean and Central America, a gain on the sale of a foreclosed asset in
Asia, and the impact of our acquisitions in Costa Rica and Dominican Republic.
Compared to last quarter, other income increased $30 million or 13%, due primarily to increases in Asia and the impact of the acquisition of
Corporacion Interfin in Costa Rica.
    The provision for credit losses was $8 million in the fourth quarter,
$8 million lower than the same quarter last year, and $16 million lower than last quarter. The decrease this quarter was due to lower retail provisions in the Caribbean and Central America, as well as lower provisions in the other regions.
    Non-interest expenses were $555 million this quarter, up $69 million or
14% from last year. Excluding the favourable impact of foreign currency translation and the acquisitions in Peru and Costa Rica, non-interest expenses increased 6%, due primarily to ongoing business growth initiatives, reflected in increased technology and compensation expenses, partly offset by lower litigation expenses. Compared to last quarter, expenses rose $78 million or
16%. Excluding the impact of the VAT recovery in Mexico last quarter, expenses increased 5% due primarily to higher technology, compensation and advertising expenses, as well as our recent acquisitions in the Caribbean and Central
America. Partly offsetting were lower expenses in Peru and lower litigation expenses.

    <<
    Other International Banking highlights:

    -   International Banking won several awards this quarter that recognize our leadership in the industry. Latin Finance magazine awarded us
        "Bank of the Year" honours in Jamaica and the Caribbean. In addition,
        Corporacion Interfin, recently acquired by the Bank in Costa Rica, also won an award, The Banker's "Bank of the Year."

    -   The "Scotiabank Peru" brand was officially launched across the country. This involved a merger to create Scotiabank Peru, and an operations conversion and re-branding of all Banco Wiese and Banco
        Sudamericano branches and offices.

    -   Scotiabank has announced an agreement to purchase Jamaica's Dehring
        Bunting & Golding investment firm. The firm provides investment and savings products for customers through nine branches in Jamaica and
        Trinidad.

    -   Through the joint efforts of Scotiabank de Puerto Rico's Corporate
        Banking team and Scotia Capital's Public Finance Group, Scotiabank was lead arranger for a US$1.5 billion credit facility for the
        Commonwealth of Puerto Rico. This is the second consecutive year that
        Scotiabank has been involved in arranging the facility, and it was the third mandate in excess of US$1 billion awarded to Scotiabank by the Commonwealth of Puerto Rico during fiscal 2006.
    >>

    Scotia Capital

    Full Year

    Scotia Capital reported record net income available to common shareholders of $1,047 million in 2006, a 14% increase over last year. The strong performance was driven by solid revenue growth of 10%, with growth in both Global Corporate and Investment Banking and Global Capital Markets.
Scotia Capital continued to benefit from a benign credit environment, which again resulted in low provisions for credit losses and loan loss recoveries.
Expenses remained well controlled, up a modest 3% from last year. Return on equity at 31.3% was a record for the division, well ahead of last year's strong performance. Scotia Capital contributed 30% to the Bank's overall results.
    Total average assets rose to $130 billion, a 16% increase from last year.
There was an increase of $8 billion in trading securities to support both client-driven activity and trading opportunities. The increase also reflects the $6 billion impact of purchases of U.S. retail automotive asset-backed securities. Average corporate loans and acceptances (excluding reverse repurchase agreements) rose 9% to $25.2 billion. Canada achieved strong growth in loans and acceptances of $2 billion or 20% compared to last year. There was also 5% growth in the U.S., offset by lower loan volumes in Europe.
    Total revenues increased 10% to $2,388 million compared to the prior year. This reflected growth of 12% in Global Capital Markets and 8% in Global
Corporate and Investment Banking.
    Interest income grew 12% to $951 million, with most of the growth coming from Global Capital Markets. Other income rose 9% to $1,437 million, reflecting growth in both areas.
    Total revenues in Global Corporate and Investment Banking grew to
$1,154 million, an 8% increase over last year. Revenue growth was achieved in all lending markets and in advisory fees. Interest income was up 6% compared to 2005, due in part to higher interest recoveries from impaired loans in the
U.S. and Europe. Also, increased lending volumes contributed to higher interest income, although this was partly offset by a continued tightening of credit spreads. Other income increased 10% year over year, in part reflecting gains from the sale of securities in the U.S. and Europe, and volume-driven growth in acceptance fees in Canada. Increased revenues reflect a full year of revenue from Scotia Waterous, which was acquired in the second half of 2005, and higher M&A advisory revenues. These increases were partly offset by lower equity new issue revenues.
    In Global Capital Markets, total revenues rose to $1,234 million, up 12%
compared to last year. Most trading businesses achieved higher revenues, with particularly strong growth in derivatives, precious metals and foreign exchange, partly offset by reduced results from equity trading. Interest income from trading operations increased 20%, due primarily to higher tax-
exempt dividend income. Other income rose 8% due to strong growth in our foreign exchange, precious metals and fixed income businesses, offset by lower equity trading revenues.
    Scotia Capital reported net loan loss recoveries of $63 million in 2006, compared to net recoveries of $71 million in 2005. Recoveries were realized in all lending markets. The level of recoveries was somewhat lower in the U.S.
and Canada this year, while Europe reported a net recovery in 2006, compared to net provisions last year. Net impaired loans continued to decline, particularly in the U.S. and Europe, reflecting overall strong credit conditions and the effective execution of the Bank's risk and portfolio management strategies.
    Non-interest expenses were $955 million in 2006, a 3% increase from last year, due partly to the inclusion of Scotia Waterous for a full year.
Performance-related compensation also rose in line with improved results. As well, there were higher benefits and technology costs, offset by lower severance and support expenses.

    Fourth Quarter

    Net income for the quarter was $235 million, a $6 million increase from last year, and $43 million below last quarter. Compared to last year, higher revenues, primarily from derivatives, were partially offset by higher loan losses and higher expenses. The decrease compared to the third quarter reflects lower revenues and higher loan losses, offset by lower expenses.
    Revenues rose $36 million, or 7% from the same quarter last year, to
$575 million. In Canada, growth was driven by higher M&A revenues, particularly in Scotia Waterous, and higher lending revenues. Revenues in the
United States and Europe decreased, as higher net gains from the sale of securities were realized in the same quarter in the prior year. Global Capital
Markets revenues increased 22% from last year, primarily reflecting growth in derivatives revenues. Quarter over quarter, revenues decreased 7%, mainly in the U.S. and Europe, due to higher securities gains and interest recoveries from impaired loans realized last quarter. These were partly offset by higher derivatives revenues this quarter.
    The provision for credit losses was $25 million in the fourth quarter, compared to net recoveries of $7 million in the same period last year and a net recovery of $19 million last quarter. Losses were recognized on a small number of accounts in the U.S. and Europe in the fourth quarter, compared to net recoveries in the same quarter last year and in the previous quarter.
    Total non-interest expenses were $216 million in the fourth quarter, 9%
higher than the fourth quarter last year but $16 million lower than the prior quarter. Compared to last year, higher performance-based compensation and benefits costs were partially offset by a decrease in severance-related and professional expenses. The decrease from the previous quarter reflects lower performance-based compensation, offset partially by higher benefits-related and technology costs.

    <<
    Other Scotia Capital highlights:

    -   Scotia Capital acted as exclusive financial advisor to Canadian
        Natural Resources Limited on its US$4 billion acquisition of Anadarko
        Corporation's Canadian assets. The mandate was the largest transaction for Scotia Waterous, and the largest oil and gas deal ever led by Scotia Capital. The firm also acted as joint lead arranger and joint bookrunner on a $3.8 billion credit facility supporting the acquisition.

    -   Scotia Capital was the lead arranger of $625 million in credit facilities for Agricore United, and the lead hedge advisor for the client's interest rate and currency hedging program.

    -   Scotia Capital was a joint lead arranger of US$6.6 billion of revolving credit facilities for Exelon Corporation, and a joint bookrunner on a US$300 million bond offering for PECO Energy, a subsidiary of Exelon.
    >>

    Other

    Full Year

    The Other category includes Group Treasury and other corporate items that are not allocated to a business line.
    Other net income available to common shareholders was $169 million in
2006, compared to $216 million in 2005.
    Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $440 million in 2006, compared to $326 million last year reflecting higher dividend income.
    Net interest income was negative $531 million in 2006, compared to negative $523 million in 2005. The impact of the elimination of a higher tax-
exempt gross-up was mostly offset by higher funding profit and favorable changes in the fair value of non-trading derivatives.
    Other income declined $108 million to $489 million in 2006. The decrease was due primarily to lower securitization revenue and a decline in net gains on the sale of investment securities. A gain of $48 million was realized in
2006 on the sale of a portion of the Bank's investment in Shinsei Bank, compared to $118 million in 2005.
    The provision for credit losses included a $60 million reduction in the general allowance in 2006, compared to a $45 million reduction in 2005.
    The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $114 million higher than last year.

    Fourth Quarter

    Other net income available to common shareholders was $52 million in the fourth quarter, $22 million lower than the same period last year, but up
$6 million from last quarter. The quarter-over-quarter growth was due to a
$60 million reduction in the general allowance in the fourth quarter and higher securitization revenues, largely offset by the elimination of a higher tax-exempt gross-up and unfavourable changes in fair value of non-trading derivatives.

    Other Initiatives

    Corporate governance

    Sound and effective corporate governance continues to be a priority for
Scotiabank, and is considered essential to the Bank's strength, integrity and long-term success. Scotiabank's corporate governance policies are designed, and are reviewed annually, to reflect evolving best practices in corporate governance. The Board and its Corporate Governance and Pension Committee
engage in a continuing assessment of Scotiabank's overall approach to corporate governance to maintain the continued independence of the Board and its ability to effectively supervise management's operation of the Bank for the long-term benefit of its stakeholders.
    For further information on Scotiabank's corporate governance policies, please refer to the corporate governance section of Scotiabank's website,
www.scotiabank.com, which includes information about the Board, including profiles of the Bank's directors and executives, and copies of the charter and membership of each Board committee.

    Disclosure procedures

    The Board of Directors and the Audit and Conduct Review Committee of
Scotiabank reviewed and approved this news release prior to its distribution today. The disclosure controls and procedures of Scotiabank support the ability of the President and Chief Executive Officer and the Chief Financial
Officer to certify the annual Consolidated Financial Statements and the annual
Management's Discussion and Analysis of Financial Condition and Results of
Operations.

    Community involvement

    Contributing to the well-being of communities is an important part of who we are and what we do. In all of the many places where we live, work and do business, we strive to play a leadership role and make a positive impact.
Among recent examples of the Bank's sponsorships and donations:

    <<
    -   Scotiabank is working with Queen's University to provide support to students with disabilities and to the university's international exchange programs. The Scotiabank Accessibility Bursary will enable students with disabilities to participate more freely in academic and social life at Queen's, while the Scotiabank International Exchange
        Scholarships and Bursaries will enable more than 100 exchanges annually with partners in more than 10 countries. New partnerships in
        Latin America will enhance educational opportunities for students from a region where Scotiabank has become a leading financial institution.
    -   Scotiabank is proud to continue its association with the Rick Hansen
        Man in Motion Foundation. During 2006, Scotiabank announced a new
        10-year partnership to support Rick Hansen and his work. Through the
        Foundation's new Ambassador Program, more than 200 people with spinal cord injuries are sharing their stories of courage, hope and inspiration in communities across Canada.
    >>

    Employees and human resources

    Scotiabank employees' already-high level of satisfaction with their employment experience and immediate work environments continued to rise, as measured by ViewPoint, the Bank's annual employee satisfaction survey. This year, 86 per cent of Scotiabank Group employees worldwide responded to the survey. The overall level of satisfaction was 87 per cent, up from 84 per cent last year, and the Diversity Index, which measures employees' perceptions of fairness, respect and management sensitivity to work/life demands, reached 88 per cent, up from 86 per cent in 2005.
    In 2006, the Bank was named one of Canada's 50 Best Employers by The
Globe and Mail's Report on Business for the second consecutive year.
    As well, Grupo Scotiabank (Mexico) ranked as the number one employer among Mexican banks and 7th among all companies with more than 500 employees in a survey by The Great Place to Work Institute. The survey assessed companies on the dimensions of credibility, respect, impartiality, pride and comradeship.

    <<
    Business Line Review

    Domestic Banking

                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
    (Unaudited) ($ millions)     October     July  October  October  October
    (Taxable equivalent               31       31       31       31       31
     basis)(1)                      2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Business line income
    Net interest income          $   957  $   932  $   929  $ 3,682  $ 3,576
    Provision for credit losses       58       69       69      279      274
    Other income                     498      480      474    1,935    1,819
    Non-interest expenses            912      879      870    3,469    3,296
    Provision for income taxes       147      143      136      581      566
    -------------------------------------------------------------------------
    Net income                   $   338  $   321  $   328  $ 1,288  $ 1,259
    Preferred dividends paid           3        2        2        9        6
    -------------------------------------------------------------------------
    Net income available to
     common shareholders         $   335  $   319  $   326  $ 1,279  $ 1,253
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other measures
    Return on equity(2)            27.3%    26.3%    30.1%    27.8%    31.0%
    Average assets ($ billions)  $  145   $  139   $  127   $  136   $  123
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    International Banking
                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
    (Unaudited) ($ millions)     October     July  October  October  October
    (Taxable equivalent               31       31       31       31       31
     basis)(1)                      2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Business line income
    Net interest income          $   628  $   607  $   506  $ 2,306  $ 1,969
    Provision for credit losses        8       24       16       60       70
    Other income                     267      237      202      939      793

    Non-interest expenses            555      477      486    1,927    1,712
    Provision for income taxes        34       29       10       98      103
    Non-controlling interest in
     net income of subsidiaries       28       27       20       98       71
    -------------------------------------------------------------------------
    Net income                   $   270  $   287  $   176  $ 1,062  $   806
    Preferred dividends paid           2        2        2        8        6
    -------------------------------------------------------------------------
    Net income available to
     common shareholders         $   268  $   285  $   174  $ 1,054  $   800
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(2)            21.1%    23.9%    17.5%    23.4%    21.6%
    Average assets ($ billions)  $   59   $   57   $   51   $   56   $   50
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Scotia Capital
                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
    (Unaudited) ($ millions)     October     July  October  October  October
    (Taxable equivalent               31       31       31       31       31
     basis)(1)                      2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Business line income
    Net interest income          $   251  $   262  $   201  $   951  $   849
    Provision for credit losses       26      (19)      (7)     (63)     (71)
    Other income                     324      351      338    1,437    1,320
    Non-interest expenses            216      232      198      955      929
    Provision for income taxes        97      120      117      443      390
    -------------------------------------------------------------------------
    Net income                   $   236  $   280  $   231  $ 1,053  $   921
    Preferred dividends paid           1        2        2        6        6
    -------------------------------------------------------------------------
    Net income available to
     common shareholders         $   235  $   278  $   229  $ 1,047  $   915
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(2)            26.2%    31.9%    27.4%    31.3%    28.4%
    Average assets ($ billions)  $  140   $  136   $  114   $  130   $  112
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to footnote (2) further below.
    (2) Refer to footnote (4) further below.

    Other(1)
                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
                                 October     July  October  October  October
    (Unaudited) ($ millions)          31       31       31       31       31
    (Taxable equivalent basis)(2)   2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Business line income
    Net interest income(3)       $  (184) $   (85) $  (130) $  (531) $  (523)

    Provision for credit losses      (60)       -      (42)     (60)     (43)
    Other income                     127      105      140      489      597
    Non-interest expenses             25       20       25       92      106
    Provision for income taxes(3)    (75)     (48)     (49)    (250)    (212)
    -------------------------------------------------------------------------
    Net income                   $    53  $    48  $    76  $   176  $   223
    Preferred dividends paid           1        2        2        7        7
    -------------------------------------------------------------------------
    Net income available to
     common shareholders         $    52  $    46  $    74  $   169  $   216
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Average assets ($ billions)  $    30  $    32  $    25  $    29  $    24
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total
                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
                                 October     July  October  October  October
                                      31       31       31       31       31
    (Unaudited) ($ millions)        2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Business line income
    Net interest income          $ 1,652  $ 1,716  $ 1,506  $ 6,408  $ 5,871
    Provision for credit losses       32       74       36      216      230
    Other income                   1,216    1,173    1,154    4,800    4,529
    Non-interest expenses          1,708    1,608    1,579    6,443    6,043
    Provision for income taxes       203      244      214      872      847
    Non-controlling interest in
     net income of subsidiaries       28       27       20       98       71
    -------------------------------------------------------------------------
    Net income                   $   897  $   936  $   811  $ 3,579  $ 3,209
    Preferred dividends paid           7        8        8       30       25
    -------------------------------------------------------------------------
    Net income available to
     common shareholders         $   890  $   928  $   803  $ 3,549  $ 3,184
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(4)            21.1%    22.8%    20.5%    22.1%    20.9%
    Average assets ($ billions)  $  374   $  364   $  317   $  351   $  309
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
        up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
    (2) The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable-equivalent basis (TEB). This methodology grosses up tax-
        exempt income earned on certain securities to an equivalent before-
        tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.
        Management uses this form of reporting internally and believes that this basis of presentation provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.
    (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2006 ($131), July 31, 2006 ($100), October
        31, 2005 ($75), and for the year ended October 31, 2006 ($440), and
        October 31, 2005 ($326), to arrive at the amounts reported in the
        Consolidated Statement of Income.
    (4) For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line.
        Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under
        GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

    Geographic Highlights
                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
                                 October     July  October  October  October
                                      31       31       31       31       31
    (Unaudited)                     2006     2006     2005     2006     2005
    -------------------------------------------------------------------------
    Net income available to common
     shareholders ($ millions)
    Canada                       $   538  $   495  $   500  $ 2,039  $ 1,907
    United States                     27      108       82      312      312
    Mexico                           116      162       79      547      337
    Other international              181      174      117      674      690
    Corporate adjustments             28      (11)      25      (23)     (62)
    -------------------------------------------------------------------------
                                 $   890  $   928  $   803  $ 3,549  $ 3,184
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average assets ($ billions)
    Canada                       $   243  $   233  $   210  $   227  $   205
    United States                     33       33       26       31       25
    Mexico                            20       21       20       21       19
    Other international               71       69       58       66       57
    Corporate adjustments              7        8        3        6        3
    -------------------------------------------------------------------------
                                 $   374  $   364  $   317  $   351  $   309
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Impact of foreign currency translation

    The movement in foreign currency exchange rates again had a negative effect on the Bank's earnings in 2006. The Canadian dollar appreciated 7%
relative to the U.S. dollar and 5% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts business. Changes in the average exchange rates affected net income as shown in the following table:

    Average exchange rate                       2006        2005        2004

    U.S. dollar/Canadian dollar               0.8782      0.8217      0.7586
    Mexican peso/Canadian dollar              9.5422      9.0523      8.5968
    -------------------------------------------------------------------------

    Impact on income                         2006 vs. 2005     2005 vs. 2004
    ($ millions) (all currencies)

    Net interest income                        $      (202)      $      (164)
    Other income                                      (138)             (123)
    Non-interest expenses                              136                95
    Other items (net of tax)                            51                47
    -------------------------------------------------------------------------
    Net income                                 $      (153)      $      (145)
    Earnings per share (diluted)               $     (0.15)      $     (0.14)

    We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so.

    Impact of Acquisitions

    The Bank made a number of acquisitions in 2005 and 2006 which contributed to growth in Canada and in our international operations. The impact on selected income statement categories is shown in the following table:

    Impact on income ($ millions)                     2006              2005

    Net interest income                        $       247       $        35
    Other income                                       215                33
    Non-interest expenses                             (304)              (48)
    Other items (net of tax)                           (58)               (4)
    -------------------------------------------------------------------------
    Net income                                 $       100       $        16
    Earnings per share (diluted)               $      0.10       $      0.02

    Consolidated Financial Statements

    Consolidated Statement of Income
                                             For the three           For the
                                              months ended        year ended
    -------------------------------------------------------------------------
                                 October     July  October  October  October
                                      31       31       31       31       31
    (Unaudited) ($ millions)        2006     2006     2005     2006     2005
    -------------------------------------------------------------------------

    Interest income
    Loans                        $ 3,580  $ 3,382  $ 2,653  $12,677  $10,053
    Securities                     1,116    1,113      801    4,124    3,104
    Deposits with banks              257      230      186      881      646
    -------------------------------------------------------------------------
                                   4,953    4,725    3,640   17,682   13,803
    -------------------------------------------------------------------------

    Interest expense
    Deposits                       2,582    2,275    1,541    8,589    5,755
    Subordinated debentures           32       32       34      130      134
    Capital instrument
     liabilities                      13       14       13       53       53
    Other                            674      688      546    2,502    1,990
    -------------------------------------------------------------------------
                                   3,301    3,009    2,134   11,274    7,932
    -------------------------------------------------------------------------
    Net interest income            1,652    1,716    1,506    6,408    5,871
    Provision for credit losses       32       74       36      216      230

    -------------------------------------------------------------------------
    Net interest income after
     provision for credit losses   1,620    1,642    1,470    6,192    5,641
    -------------------------------------------------------------------------

    Other income
    Card revenues                     83       78       67      307      251
    Deposit and payment services     196      198      181      766      701
    Mutual funds                      63       60       52      241      193
    Investment management,
     brokerage and trust services    171      159      159      666      600
    Credit fees                      127      140      131      530      542
    Trading revenues                 138       99      126      637      594
    Investment banking               175      167      171      659      680
    Net gain on investment
     securities                       64      105      109      371      414
    Securitization revenues           17        5       19       43       79
    Other                            182      162      139      580      475
    -------------------------------------------------------------------------
                                   1,216    1,173    1,154    4,800    4,529
    -------------------------------------------------------------------------
    Net interest and other income  2,836    2,815    2,624   10,992   10,170
    -------------------------------------------------------------------------

    Non-interest expenses
    Salaries and employee
     benefits(1)                     966      940      861    3,768    3,488
    Premises and technology          322      313      302    1,214    1,148
    Communications                    75       70       66      276      255
    Advertising and business
     development                      73       59       81      232      232
    Professional                      58       46       55      174      186
    Business and capital taxes        36       37       30      133      147
    Other                            178      143      184      646      587
    -------------------------------------------------------------------------
                                   1,708    1,608    1,579    6,443    6,043
    -------------------------------------------------------------------------
    Income before the undernoted   1,128    1,207    1,045    4,549    4,127
    Provision for income taxes       203      244      214      872      847
    Non-controlling interest in
     net income of subsidiaries       28       27       20       98       71
    -------------------------------------------------------------------------
    Net income                   $   897  $   936  $   811  $ 3,579  $ 3,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Preferred dividends paid           7        8        8       30       25
    -------------------------------------------------------------------------
    Net income available to
     common shareholders         $   890  $   928  $   803  $ 3,549  $ 3,184
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of common
     shares outstanding (millions):
      Basic                          989      988      995      988      998
      Diluted                      1,000      999    1,008    1,001    1,012
    -------------------------------------------------------------------------
    Earnings per common share(2)
     (in dollars):
      Basic                      $  0.90  $  0.94  $  0.81  $  3.59  $  3.19
      Diluted                    $  0.89  $  0.93  $  0.80  $  3.55  $  3.15
    -------------------------------------------------------------------------
    Dividends per common share
     (in dollars)                $  0.39  $  0.39  $  0.34  $  1.50  $  1.32
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) Refer to note below for the impact of adopting a new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date.
    (2) The calculation of earnings per share is based on full dollar and share amounts.

    See Basis of preparation and New accounting policy below.

    Consolidated Balance Sheet
                                                           As at
    -------------------------------------------------------------------------
                                               October       July    October
                                                    31         31         31
    (Unaudited) ($ millions)                      2006       2006       2005
    -------------------------------------------------------------------------

    Assets
    Cash resources
    Cash and non-interest-bearing
     deposits with banks                      $  2,280   $  2,013   $  2,501
    Interest-bearing deposits with banks        17,734     18,412     15,182
    Precious metals                              3,362      3,756      2,822
    -------------------------------------------------------------------------
                                                23,376     24,181     20,505
    -------------------------------------------------------------------------
    Securities
    Investment                                  33,012     33,725     23,452
    Trading                                     62,490     57,600     50,007
    -------------------------------------------------------------------------
                                                95,502     91,325     73,459
    -------------------------------------------------------------------------

    Loans
    Residential mortgages                       89,590     85,541     75,520
    Personal and credit cards                   39,058     38,245     34,695
    Business and government                     76,733     72,568     62,681
    Securities purchased under
     resale agreements                          25,705     22,535     20,578
    -------------------------------------------------------------------------
                                               231,086    218,889    193,474
    Allowance for credit losses                  2,607      2,695      2,469
    -------------------------------------------------------------------------
                                               228,479    216,194    191,005
    -------------------------------------------------------------------------

    Other
    Customers' liability under acceptances       9,555      9,200      7,576
    Trading derivatives' market valuation       10,369     11,929     11,622
    Land, buildings and equipment                2,256      2,209      1,934
    Goodwill                                       873        688        498
    Other intangible assets                        294        267        235
    Other assets                                 8,302      8,988      7,191
    -------------------------------------------------------------------------
                                                31,649     33,281     29,056
    -------------------------------------------------------------------------
                                              $379,006   $364,981   $314,025
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and shareholders' equity
    Deposits

    Personal                                  $ 93,450   $ 91,904   $ 83,953
    Business and government                    141,072    135,249    109,389
    Banks                                       29,392     28,072     24,103
    -------------------------------------------------------------------------
                                               263,914    255,225    217,445
    -------------------------------------------------------------------------

    Other
    Acceptances                                  9,555      9,200      7,576
    Obligations related to securities
     sold under repurchase agreements           33,470     29,117     26,032
    Obligations related to securities
     sold short                                 13,396     14,663     11,250
    Trading derivatives' market valuation       11,211     11,815     11,193
    Other liabilities                           26,457     24,457     20,794
    Non-controlling interest in subsidiaries       435        411        306
    -------------------------------------------------------------------------
                                                94,524     89,663     77,151
    -------------------------------------------------------------------------
    Subordinated debentures                      2,271      2,275      2,597
    -------------------------------------------------------------------------
    Capital instrument liabilities                 750        750        750
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock
      Preferred shares                             600        600        600
      Common shares and contributed surplus      3,425      3,393      3,317
    Retained earnings                           15,843     15,372     14,126
    Cumulative foreign currency translation
     losses                                     (2,321)    (2,297)    (1,961)
    -------------------------------------------------------------------------
                                                17,547     17,068     16,082
    -------------------------------------------------------------------------
                                              $379,006   $364,981   $314,025
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See Basis of preparation and New accounting policy below.

    Consolidated Statement of Changes in Shareholders' Equity

                                                          For the year ended
    -------------------------------------------------------------------------
                                                          October    October
                                                               31         31
    (Unaudited) ($ millions)                                 2006       2005
    -------------------------------------------------------------------------
    Preferred shares
    Balance at beginning of year                         $    600   $    300
    Issued                                                      -        300
    -------------------------------------------------------------------------
    Balance at end of year                                    600        600
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Common shares and contributed surplus
    Common shares:
      Balance at beginning of year                          3,316      3,228
      Issued                                                  135        172
      Purchased for cancellation                              (26)       (84)
    -------------------------------------------------------------------------
      Balance at end of year                                3,425      3,316

    Contributed surplus: Fair value of stock options            -          1
    -------------------------------------------------------------------------
    Total                                                   3,425      3,317
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Retained earnings
    Balance at beginning of year                           14,126     13,239
    Cumulative effect of adopting
     new accounting policy(1)                                 (25)         -
    -------------------------------------------------------------------------
                                                           14,101     13,239
    Net income                                              3,579      3,209
    Dividends:
      Preferred                                               (30)       (25)
      Common                                               (1,483)    (1,317)
    Purchase of shares                                       (324)      (973)
    Other                                                       -         (7)
    -------------------------------------------------------------------------
    Balance at end of year                                 15,843     14,126
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cumulative foreign currency translation losses
    Balance at beginning of year                           (1,961)    (1,783)
    Net unrealized foreign exchange translation(2)           (360)      (178)
    -------------------------------------------------------------------------
    Balance at end of year                                 (2,321)    (1,961)
    -------------------------------------------------------------------------
    Total shareholders' equity at end of year            $ 17,547   $ 16,082
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Represents the cumulative effect of adopting a new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date.
    (2) Comprises unrealized foreign exchange translation losses on net investments in self-sustaining foreign operations of $(564) (2005 -
        $(416)) and gains from related foreign exchange hedging activities of
        $204 (2005 - $238).

    See Basis of preparation and New accounting policy below.

    Condensed Consolidated Statement of Cash Flows

                                         For the three               For the
                                          months ended            year ended
    -------------------------------------------------------------------------
                                    October    October    October    October
    Sources (uses) of cash flows         31         31         31         31
    (Unaudited) ($ millions)           2006       2005       2006       2005
    -------------------------------------------------------------------------
    Cash flows from operating
     activities
    Net income                     $    897   $    811   $  3,579   $  3,209
    Adjustments to net income
     to determine cash flows            (62)      (232)      (103)      (213)
    Net accrued interest receivable
     and payable                        273       (199)        79       (204)
    Trading securities               (4,834)       (71)   (13,042)    (7,014)
    Trading derivatives' market
     valuation, net                     945     (1,193)     1,305       (400)
    Other, net                        1,818        505      2,218      1,300

    -------------------------------------------------------------------------
                                       (963)      (379)    (5,964)    (3,322)
    -------------------------------------------------------------------------
    Cash flows from financing
     activities
    Deposits                          8,144        455     44,014     22,282
    Obligations related to
     securities sold under
     repurchase agreements            4,435       (294)     8,245      6,676
    Obligations related to
     securities sold short           (1,247)     1,307      2,190      3,693
    Subordinated debentures
     redemptions/repayments               -          -       (300)         -
    Capital stock issued                 33         24        118        416
    Capital stock redeemed/
     purchased for cancellation         (36)      (269)      (350)    (1,057)
    Cash dividends paid                (393)      (346)    (1,513)    (1,342)
    Other, net                          341        262        684        806
    -------------------------------------------------------------------------
                                     11,277      1,139     53,088     31,474
    -------------------------------------------------------------------------
    Cash flows from investing
     activities
    Interest-bearing deposits
     with banks                         923      1,988     (1,664)    (2,814)
    Loans, excluding
     securitizations                (12,478)    (1,988)   (37,611)   (23,910)
    Loan securitizations                699        475      2,514      2,153
    Investment securities, net        1,239       (697)    (8,169)    (2,521)
    Land, buildings and equipment,
     net of disposals                   (95)       (62)      (256)      (168)
    Other, net(1)                      (326)         3     (2,099)      (276)
    -------------------------------------------------------------------------
                                    (10,038)      (281)   (47,285)   (27,536)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents                    (9)       (50)       (60)       (36)
    -------------------------------------------------------------------------
    Net change in cash and
     cash equivalents                   267        429       (221)       580
    Cash and cash equivalents
     at beginning of period           2,013      2,072      2,501      1,921
    -------------------------------------------------------------------------
    Cash and cash equivalents
     at end of period(2)           $  2,280   $  2,501   $  2,280   $  2,501
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash disbursements made for:
      Interest                     $  3,003   $  2,352   $ 10,559   $  8,142
      Income taxes                 $    188   $    276   $  1,012   $    907
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) For the year ended October 31, 2006, comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $1 (2005 - $49)
        and net of cash and cash equivalents at the date of acquisition of
        $167 (2005 - $17).
    (2) Represents cash and non-interest-bearing deposits with banks.

    See Basis of preparation and New accounting policy below.

    Basis of preparation

    These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain required disclosures. Therefore, these consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2005. The accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2005 year-end statements, except as described below. Certain comparative amounts have been reclassified to conform with the current period's accounting presentation.

    New accounting policy

    In July 2006, the Emerging Issues Committee of the Canadian Institute of
Chartered Accountants (CICA) issued a new abstract that deals with the accounting for stock-based compensation for employees eligible to retire before the vesting date. The accounting treatment specified by the Abstract is required to be adopted in the financial statements issued for interim and annual periods ending on or after December 31, 2006, although early adoption is encouraged. This Abstract requires that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date; and ii)
compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the timeframe between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.
    During the third quarter of fiscal 2006, the Bank early adopted the provisions of this new Abstract and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Bank has not restated net income of any prior period as a result of adopting this accounting change, as the Bank has concluded that such an impact is not material to any particular period. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).

    Quarterly Financial Highlights

                                    For the three months ended
    -------------------------------------------------------------------------
                        Oct.  July  April    Jan.   Oct.  July  April    Jan.
                         31     31     30     31     31     31     30     31
                       2006   2006   2006   2006   2005   2005   2005   2005
    -------------------------------------------------------------------------
    Total revenue
     ($ millions)    $2,868 $2,889 $2,717 $2,734 $2,660 $2,608 $2,594 $2,538
    Total revenue
     (TEB(1))
     ($ millions)     2,999  2,989  2,830  2,830  2,735  2,689  2,688  2,614
    Net income
     ($ millions)       897    936    894    852    811    784    826    788
    Basic earnings
     per share ($)     0.90   0.94   0.90   0.85   0.81   0.78   0.82   0.78
    Diluted earnings
     per share ($)     0.89   0.93   0.89   0.84   0.80   0.77   0.81   0.77
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The adjustment that changes GAAP measures to taxable equivalent basis
        (TEB) measures is discussed in footnotes (2) and (3) of the Business
        Line Review section.

    Share Data
                                                                     As at
    -------------------------------------------------------------------------
                                                                  October 31
    (thousands of shares outstanding)                                   2006
    -------------------------------------------------------------------------
    Common shares                                                  989,512(1)
    -------------------------------------------------------------------------
    Preferred shares Series 12                                      12,000(2)
    Preferred shares Series 13                                      12,000(3)
    -------------------------------------------------------------------------
    Class A preferred shares issued by Scotia Mortgage
     Investment Corporation                                            250(4)
    -------------------------------------------------------------------------
    Series 2000-1 trust securities issued by BNS Capital Trust         500(4)
    Series 2002-1 trust securities issued by
     Scotiabank Capital Trust                                          750(5)
    Series 2003-1 trust securities issued by
     Scotiabank Capital Trust                                          750(5)
    Series 2006-1 trust securities issued by
     Scotiabank Capital Trust                                          750(5)
    -------------------------------------------------------------------------
    Outstanding options granted under the Stock Option Plans
     to purchase common shares                                   32,013(1)(6)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) As at November 22, 2006, the number of outstanding common shares and options were 990,180 and 31,189, respectively. The number of other securities disclosed in this table were unchanged.
    (2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
    (3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
    (4) Reported in capital instrument liabilities in the Consolidated
        Balance Sheet.
    (5) Reported in deposits in the Consolidated Balance Sheet.
    (6) Included are 15,892 stock options with tandem stock appreciation right (SAR) features.
    >>

    Shareholder & Investor Information

    Direct deposit service

    Shareholders may have dividends deposited directly into accounts held at financial institutions that are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

    Dividend and Share Purchase Plan

    Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
    As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
    For more information on participation in the plan, please contact the transfer agent.

    Dividend dates for 2007

    Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

    <<
        Record Date          Payment Date
        January 2            January 29
        April 3              April 26
        July 3               July 27
        October 2            October 29
    >>

    Duplicated communication

    If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

    World wide web-site

    For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

    Conference call and web broadcast

    The conference call will take place on Friday, December 8, 2006, at
2:00 p.m. EST, and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone toll-free, at 1-800-796-7558 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentations, may be accessed via the Internet on the Investor Relations page of
www.scotiabank.com. During the call, listeners may also wish to refer to the
Quarterly Results information displayed on the Investor Relations page of
www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations(at)scotiabank.com.
    A telephone replay of the call will be available between December 8,
2006, and December 22, 2006, by calling (416) 640-1917 (identification code
21207808 followed by the number sign). The archived audio webcast will be available on the Investor Relations page of www.scotiabank.com from approximately 6:00 p.m. EST on December 8, 2006, for three months.

    Annual Meeting of Shareholders

    The Bank's Annual Meeting of Shareholders will be held at the World Trade and Convention Centre in Halifax, Nova Scotia, on March 6, 2007. The record date for determining shareholders entitled to receive notice of the meeting will be the close of business on January 15, 2007.

    Forward-looking statements

    This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities
Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These statements include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results
(including those in the area of risk management), and the outlook for the
Bank's businesses and for the Canadian, United States and global economies.
Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
    By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-
looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and
the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information on risks the
Bank faces, please see the Risk Management section in the Bank's 2006 Annual
Report.
    The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The
Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the
Bank.
    Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission's (SEC) website at
www.sec.gov.

    <<
    General information

    Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:

        Computershare Trust Company of Canada
        100 University Ave., 9th Floor
        Toronto, Ontario, Canada M5J 2Y1
        Telephone: 1-877-982-8767
        Fax: 1-888-453-0330
        E-mail: service(at)computershare.com

    Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

        Scotiabank
        Scotia Plaza
        44 King Street West, Toronto, Ontario,
        Canada M5H 1H1
        Telephone: (416) 866-5982
        Fax: (416) 866-7867
        E-mail: investor.relations(at)scotiabank.com

    For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

        Telephone: (416) 866-3925
        Fax: (416) 866-4988
        E-mail: corpaff(at)scotiabank.ca

    The Bank of Nova Scotia is incorporated in Canada with limited liability.

    Le Rapport annuel et les tats financiers priodiques de la Banque sont publis en franais et en anglais et distribus aux actionnaires dans la version de leur choix. Si vous prfrez que la documentation vous concernant vous soit adresse en franais, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto
(Ontario), Canada M5H 1H1, en joignant, si possible l'tiquette d'adresse, afin que nous puissions prendre note du changement.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With close to 57,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some
50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $379 billion in assets (as at October 31, 2006), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.
    >>

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Luc Vanneste, Executive Vice-President and
Chief Financial Officer, (416) 933-3250; Kevin Harraher, Vice-President,
Investor Relations, (416) 866-5982; Frank Switzer, Director, Public Affairs,
(416) 866-7238/
    (BNS. BNS)

CO:  Scotiabank

CNW 11:25e 08-DEC-06